Hyperscale Data, Inc.
11411 Southern Highlands Parkway, Suite 190
Las Vegas, Nevada 89141

August 26 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Cheryl Brown

Division of Corporation Finance

Re:	Hyperscale Data, Inc. Registration Statement on Form S-3 (File No. 333-288778)

Ladies and Gentlemen:

Hyperscale Data, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Thursday, August 28, 2025, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

HYPERSCALE DATA, INC.

By:	/s/ Henry Nisser
Henry Nisser
President and General Counsel

cc:     Kenneth Schlesinger, Esq.